

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2015

Mail Stop 4546

<u>Via E-mail</u>
Eugenio Gigogne
Chief Financial Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re: Corpbanca**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-32305**

Dear Mr. Gigogne:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

Note 1 – General Information and Summary of Significant Accounting Policies, page F-9

(f) Assets and liabilities measurement and classification criteria, page F-15

f.8, Offsetting, page F-21

1. You disclose here that you offset financial asset and liability balances if there is a legally enforceable right to offset the recorded amounts and to the extent you intend to either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Clarify to us how you complied with the disclosure requirements within paragraph 13A –

13F of IFRS 7 as it relates to financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with paragraph 42 of IAS 32. To the extent you had no enforceable master netting agreements in place for the periods ended, revise your future filings to disclose that fact.

Operating and Financial Review and Prospects, page 123

Results of Operations for the Years Ended December 2013 and 2014, page 132

Allowances for Loan Losses, page 135

2.   You disclose that your allowances for loan losses increased approximately 9.2% primarily due to the growth in your loan portfolio and that despite the increase in your allowances your asset quality was unchanged from 2013 to 2014. For purposes of providing greater transparency into your credit quality situation, please revise your future filings to address the following and discuss the changes in your allowances and provisions for loan losses in greater detail:
   - Discuss the fact that your non-performing loans increased by approximately 27.4% from December 31, 2013 to 2014.
   - Discuss how you considered the fact that while that your write-offs declined slightly, your overdue loans, non-performing loans, and impaired loans all increased during the periods presented.
   - Clearly discuss how, when determining the amount of your allowance, you considered the fact that the percentage of your allowance for loan losses as percent of overdue loans, non-performing loans, and impaired loans all decreased significantly.
   - Revise this discussion to provide a more granular discussion of the changes in your asset quality, including the change to the balances and ratios mentioned above in this comment as well as the changes in asset quality as presented in your tables on page F-183 and F-184.

Consolidated Financial Statements

Note 34 – Financial Assets and Liabilities Measured at Fair Value, page F-164

3.   Tell us how you complied with the disclosure requirements within paragraph 93(b) of IFRS 13 as it requires the disclosure of non-recurring fair value measurements by the level of the fair value hierarchy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services II